Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

April 29, 2016

Press Release

For Immediate Release	Press Contacts:

Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

Barclays Bank PLC extends consent solicitation period for Select iPath® Commodities ETNs

New York, April 29, 2016 – Barclays Bank PLC (“Barclays”) announced today that it has extended by three months the expiration date of its consent solicitations (the “Consent Solicitations”) for select issues of iPath® Commodities Exchange-Traded Notes with the ticker symbols listed below (each, an “issue” and collectively, the “ETNs”).

Barclays is continuing to solicit consents (the “Consents”) for the ETNs to the proposed amendments described below (collectively, the “Proposed Amendment”) separately for each issue of ETNs bearing the ticker symbols set out in the table below on the terms and conditions as set forth in the Consent Solicitation Statement, dated October 1, 2015 with respect to the iPath® Bloomberg Energy Subindex Total ReturnSM ETNs (the “Energy ETNs”), February 16, 2016 with respect to the iPath® S&P GSCI® Crude Oil Total Return Index ETN (the “OIL ETNs”) and the Consent Solicitation Statement, dated December 23, 2015 with respect to each other issue of ETNs (together, the “Consent Solicitation Statements”) and the accompanying Voter Instruction Forms (the “VIFs”).  Consents are being solicited from each person in whose name beneficial ownership of an issue of ETNs was recorded as of 5:00 p.m., Eastern Standard Time, on September 24, 2015 for the Energy ETNs, February 11, 2016 for the OIL ETNs and December 17, 2015 for each other issue of ETNs, the respective record dates for the Consent Solicitations.

The Consent Solicitations will now expire on July 29, 2016, or such earlier date (the “Effective Time”) on which the approval of holders of a majority in aggregate principal amount (the “Required Consents”) of a particular issue is received and Barclays declares the Proposed Amendment to be effective for such issue.  Barclays may terminate or extend the Consent Solicitations at any time in its sole discretion.

If the Required Consents are received for an issue of ETNs in accordance with the relevant Consent Solicitation Statement, the Proposed Amendment would, as of the date on which the Proposed Amendment is made effective:

•                require Barclays to automatically redeem all, but not less than all, of the outstanding ETNs of that issue of ETNs if, on any calendar day prior to or on the final valuation date, the closing indicative note value of the ETNs of that issue is less than the relevant automatic termination level per ETN for that issue as set forth in the table below,

•                reduce the investor fee for the ETNs of that issue applicable to the period beginning on the day after the amendment date and continuing until the maturity date from an amount equal to 0.75% per annum times the principal amount of the holder’s ETNs times the index factor to an amount equal to 0.70% per annum times the principal amount of the holder’s ETNs times the index factor, in each case calculated on a daily basis; and

•                reduce the minimum number of the ETNs of that issue required to be redeemed for a holder to exercise its right to redeem ETNs of that issue prior to maturity from 50,000 ETNs to 30,000 ETNs.

The Proposed Amendment for each issue of ETNs cannot be partitioned and will take effect as a single proposal if all conditions are met.  If any conditions fail to be met for any issue of ETNs, none of the amendments listed above will become effective for that issue.

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For Immediate Release	Press Contacts:

Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

The ETNs subject to the Consent Solicitations trade on the NYSE Arca exchange under the following ticker symbols:

Name of ETN	Ticker Symbol	Automatic Termination Level
iPath® Bloomberg Livestock Subindex Total ReturnSM ETN	COW	$3.00
iPath® Bloomberg Agriculture Subindex Total ReturnSM ETN	JJA	$3.00
iPath® Bloomberg Softs Subindex Total ReturnSM ETN	JJS	$3.00
iPath® Bloomberg Grains Subindex Total ReturnSM ETN	JJG	$3.00
iPath® Bloomberg Industrial Metals Subindex Total ReturnSM ETN	JJM	$3.00
iPath® Bloomberg Precious Metals Subindex Total ReturnSM ETN	JJP	$3.00
iPath® Bloomberg Coffee Subindex Total ReturnSM ETN	JO	$3.00
iPath® Bloomberg Cotton Subindex Total ReturnSM ETN	BAL	$3.00
iPath® Bloomberg Sugar Subindex Total ReturnSM ETN	SGG	$3.00
iPath® Bloomberg Copper Subindex Total ReturnSM ETN	JJC	$3.00
iPath® Bloomberg Nickel Subindex Total ReturnSM ETN	JJN	$3.00
iPath® Bloomberg Tin Subindex Total ReturnSM ETN	JJT	$3.00
iPath® Bloomberg Aluminum Subindex Total ReturnSM ETN	JJU	$3.00
iPath® Bloomberg Platinum Subindex Total ReturnSM ETN	PGM	$3.00
iPath® Bloomberg Energy Subindex Total ReturnSM ETN	JJE	$3.00
iPath® Bloomberg Natural Gas Subindex Total ReturnSM ETN	GAZ	$0.20
iPath® Global Carbon ETN	GRN	$3.00
iPath® S&P GSCI® Crude Oil Total Return Index ETN	OIL	$1.00

Under the indenture relating to the ETNs, the Depository Trust Company (“DTC”), as registered holder of the ETNs, must deliver (and not revoke) valid Consents in respect of at least a majority in aggregate principal amount of the outstanding ETNs of an issue to approve the Proposed Amendment with respect to that issue.  For purposes of the Consent Solicitations, DTC has provided an omnibus proxy to the financial institutions acting as participants in its system to submit Consents on its behalf and such financial institutions have, in turn, provided proxies to Broadridge Financial Solutions, Inc. (“Broadridge”) to submit Consents on their behalf after soliciting and obtaining consent to the Proposed Amendment from the beneficial owners of the ETNs.

The process for vote submission described in the Consent Solicitation Statements allows beneficial owners of the ETNs to submit their Consents to the Proposed Amendment to Broadridge, which has been engaged by Barclays as the solicitation agent and tabulation agent for the Consent Solicitations.  The Consent Solicitations are subject to the terms and conditions of the relevant Consent Solicitation Statement and the relevant VIF, including with respect to the timing for delivering Consents and the effectiveness of the Proposed Amendment.

None of Barclays, Broadridge, The Bank of New York Mellon (in its capacity as indenture trustee for the ETNs) or any of their respective subsidiaries or affiliates makes any recommendation as to whether beneficial owners of the ETNs should deliver Consents to the Proposed Amendment pursuant to the Consent Solicitations, and no one has been authorized by any of them to make such a recommendation.  The Consent Solicitation Statements and the VIFs, which contain important information regarding the terms and conditions of the Consent Solicitations and the respective rights and obligations of Barclays and the beneficial owners of the ETNs, should be read before any decision is made with respect to the Consent Solicitations.

Any questions or requests for assistance concerning the Consent Solicitations may be directed to Broadridge, the solicitation agent and tabulation agent for the Consent Solicitations, at the following address and telephone number:

Broadridge Financial Solutions, Inc.

1155 Long Island Avenue, Edgewood, NY 11717

Attn: Barclays Commodities Consent Solicitation

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For Immediate Release	Press Contacts:

Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

Consents may be submitted as follows:

By First Class Mail: Proxy Services P.O. Box 9175 Farmingdale, NY 11735-9847	By Courier: Broadridge Financial Solutions, Inc. 1155 Long Island Ave. Edgewood, NY 11717
By Electronic Communication: www.proxyvote.com	To Confirm Please Call: 1-855-601-2252

About iPath® ETNs

An investment in iPath ETNs involves significant risks and may not be suitable for all investors.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.  For more information on risks associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

The prospectus relating to the ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.iPathETN.com.

# # #

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks.  Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal:  The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date.  Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased.  Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC:  The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.  Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk:  The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions.  Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

A Trading Market for the ETNs May Not Develop:  Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For Immediate Release	Press Contacts:

Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

No Interest Payments from the ETNs:  You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions:  You must redeem at least 50,000 ETNs (30,000 ETNs if the Proposed Amendment is accepted for an issue) of the same issue at one time in order to exercise your right to redeem your ETNs on any redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment:  Significant aspects of the tax treatment of the ETNs are uncertain.  You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.  Sales in the secondary market may result in significant losses.

“Bloomberg®”, “Bloomberg Commodity IndexSM”, “Bloomberg Commodity Index Total ReturnSM”, “Bloomberg Energy Subindex Total ReturnSM” and “BCOM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Barclays Bank PLC.  Any ETNs based on the indices are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS”), or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the ETNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs particularly.

© 2016 Barclays Bank PLC.  All rights reserved.  iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC.  All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays